SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

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November 23, 2010	SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

VIA EDGAR AND HAND DELIVERY

Mr. Larry Spirgel, Assistant Director

Ms. Celeste Murphy, Legal Branch Chief

Mr. John Zitko, Staff Attorney

Ms. Cicely LaMothe, Branch Chief

Mr. Wilson Lee, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	SYSWIN Inc.
Amendment No. 4 to the Registration Statement on Form F-1

Dear Mr. Spirgel, Ms. Murphy, Mr. Zitko, Ms. LaMothe and Mr. Lee:

On behalf of our client, SYSWIN Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we enclose five courtesy copies of the Company’s Amendment No. 4 to the registration statement on Form F-1 (the “Amendment No. 4”) which has been filed today on EDGAR with the Securities and Exchange Commission (the “Commission”). The courtesy copies of the Amendment No. 4 have been marked to show changes to Amendment No. 3 to the registration statement on Form F-1 filed with the Commission on November 18, 2010.

The Company has included revised disclosure in Amendment No. 4 to reflect the revised aggregate offering size of 9,600,000 American depositary shares, or ADSs, to be offered by the Company (or 11,040,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full) at an estimated initial offering price between US$7.00 and US$8.00 per ADS.

*           *           *

Please acknowledge receipt of these materials by file-stamping and returning the enclosed copy of this letter in the stamped, self-addressed envelope provided.

If you need additional copies or have any questions regarding the Amendment No. 4, please contact the undersigned by phone at +8610-6535-5599 (work) or +86-135-0138-5907 (mobile) or via e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter Huang

Peter Huang

Enclosures

cc:	Liangsheng Chen, Chief Executive Officer, SYSWIN Inc.
Kai Li, Chief Financial Officer, SYSWIN Inc.
Xiaoling Hu, Managing Director, CDH Investments
Laura Butler, Partner, PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Alan Seem, Partner, Shearman & Sterling LLP